Metropolitan Life Insurance Company

200 Park Avenue, New York, New York 10166

CERTIFICATE RIDER

Group Contract no.:

Contractholder:

Effective Date:    September 1, 2025

The certificate is changed as follows:

“The Legal Services Benefit Certificate Rider is changed by adding the following:

A Digital Estate Planning Platform is included with Group Variable Universal Life (GVUL) or Group Universal Life (GUL) Insurance at no additional cost. MetLife has arranged for this Platform to be provided by a MetLife affiliate. The Platform will be made available to Employees and their Spouses so they can create estate planning documents through legalplans.com/estateplanning.

The Digital Estate Planning Platform includes:

•Creation of estate planning documents by answering questions through a guided electronic experience. The estate planning documents available include simple wills, living wills, revocable living trusts, transfer of deeds and durable powers of attorney.

•Online notary, witnesses, and remote identity verification where available: This process includes authenticating the user via online identity verification and a secure two-way video session with a notary and witnesses. The process also provides for the application of electronic signatures, secure storage of tamper-proof versions of all documents, and recorded audio and video of the session as evidence of the transaction.

•Access to educational estate planning materials.

The Digital Estate Planning Platform and more information on how to access it is available at legalplans.com/estateplanning.”

The Effective Date of this rider is the later of the Effective Date shown above or the effective date of your Group Variable Universal Life (GVUL) or Group Universal Life (GUL) Insurance.

This rider is to be attached to and made a part of the Certificate.

GCR20-06 NY l/destp